Exhibit 99.1

FERGUSON PLC

(THE “COMPANY”)

NOTICE OF DIVIDEND CURRENCY EXCHANGE RATE – INTERIM AND SPECIAL DIVIDEND

2021

On March 16, 2021, the Company announced its intention to pay an interim dividend of 72.9 US cents per share (“Interim Dividend”) and a special dividend of 180.0 US cents per share (“Special Dividend”).

Eligible shareholders will receive their dividends in US dollars (“USD”), unless an election to receive dividends in pounds sterling (“GBP”) is completed and registered with the Company’s registrars. The deadline for the currency election in respect of the Interim Dividend and Special Dividend, was April 13, 2021 and was communicated to shareholders on March 16, 2021.

Set out below is the currency exchange rate for shareholders who will receive the Interim Dividend and Special Dividend in GBP:

Dividend	Dividend declared	Exchange rate (GBP/USD)	Dividend to be paid for shareholders receiving dividends in GBP
Interim Dividend	72.9 US cents per share	1.3888	52.49 pence per share
Special Dividend	180.0 US cents per share	1.3888	129.61 pence per share

The Interim Dividend and Special Dividend will be paid on May 11, 2021 to shareholders who were on the register at the close of business on March 26, 2021.

Enquiries:

Graham Middlemiss, Group Company Secretary

(+44 (0) 118 927 3800)

Mark Fearon, Director of Corporate Communications and IR

(+44 (0) 7711 875 070)